

May 16, 2011

<u>Via E-mail</u>
Mr. John J. Luttrell
Executive Vice President and Chief Financial Officer
American Apparel, Inc.
747 Warehouse Street
Los Angeles, California 90021

> **Re:** **American Apparel, Inc.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2010**
> **Filed May 3, 2011**
> **Correspondence submitted May 4, 2011**
> **File No. 001-32697**

Dear Mr. Luttrell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K/A for the Year Ended December 31, 2010</u>

<u>Exhibit 32.1</u>

1. We note that paragraph one of the certification from your chief executive officer identifies the Form 10-K for the year ended December 31, 2009 as filed on March 31, 2010. Please file an amendment to your Form 10-K to include the certification for the Annual Report on Form 10-K for the year ended December 31, 2010, as amended by Amendments No. 1 and 2 on May 2, 2011 and May 3, 2011, respectively. See Item 601(b)(32) of Regulation S-K.

You may contact Brian McAllister at (202) 551-3341 or David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3790 with any other questions.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health care Services